1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 15, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO

THE RESOLUTIONS PASSED AT THE 2014 FIRST CLASS

MEETING OF THE HOLDERS OF A SHARES AND

THE RESOLUTIONS PASSED AT THE 2014 FIRST CLASS

MEETING OF THE HOLDERS OF H SHARES

The 2014 first class meeting of the holders of A shares of the Company and the 2014 first class meeting of the holders of H shares of the Company were held at 11:00 a.m. and 11:30 a.m., respectively, on 14 May 2014. All the resolutions set out in the Notice of 2014 First Class Meeting of the Holders of A Shares and the Notice of 2014 First Class Meeting of the Holders of H Shares dated 28 March 2014 were duly passed.

The 2014 first class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) and the 2014 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) (collectively the “Shareholders’ Class Meetings”) were held by Yanzhou Coal Mining Company Limited (the “Company”) in the conference room of the headquarter of the Company in Zoucheng City, Shandong Province at 11:00 a.m. and 11:30 a.m., respectively, on 14 May 2014 and all the resolutions set out in the Notice of 2014 First Class Meeting of the Holders of A Shares and the Notice of 2014 First Class Meeting of the Holders of H Shares dated 28 March 2014 were duly passed. The convening of and the voting at the Shareholders’ Class Meetings were in compliance with relevant laws, regulations and rules such as the Company Law of the People’s Republic of China (“PRC”), and the requirements of the articles of association of the Company (the “Articles of Association”).

I. CONVENING AND ATTENDANCE OF THE SHAREHOLDERS’ CLASS MEETINGS

(1) Convening of the Shareholders’ Class Meetings

1. Time:	A Shareholders’ Class Meeting: 11:00 a.m. on 14 May 2014

H Shareholders’ Class Meeting: 11:30 a.m. on 14 May 2014

2. Venue: Conference room of the headquarter of the Company in Zoucheng City, Shandong Province

3. Method: On site voting

4. Convened by: the board of directors of the Company (the “Board”)

5. Chairman: Mr. Li Xiyong, the chairman of the Board

(2) Attendance of the Shareholders’ Class Meetings

1. Attendance of the A Shareholders’ Class Meeting:

There were 2,960,000,000 A shares entitling the holders to attend and vote for or against the resolutions at the A Shareholders’ Class Meeting. Four shareholders and proxies attended the A Shareholders’ Class Meeting, representing 2,600,011,600 A shares of the Company carrying voting rights, i.e. 87.84% of the total number of A shares of the Company.

2. Attendance of the H Shareholders’ Class Meeting:

There were 1,958,400,000 H shares entitling the holders to attend and vote for or against the resolutions at the H Shareholders’ Class Meeting. One shareholder and proxy attended the H Shareholders’ Class Meeting, representing 503,458,291 H shares of the Company carrying voting rights, i.e. 25.71% of the total number of H shares of the Company.

3. The convening of and the voting at the Shareholders’ Class Meetings were in compliance with relevant laws, regulations and rules such as the Company Law of the PRC, and the requirements of the Articles of Association.

4. Ten directors, six supervisors and certain senior management attended the Shareholders’ Class Meetings. One director did not attend the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting due to work commitment.

II. RESOLUTIONS CONSIDERED AND PASSED

(1) A Shareholders’ Class Meeting

The “Proposal regarding the general mandate authorizing the Board to repurchase H shares” was considered and approved by the way of poll at the meeting.

(Poll results: For: 2,600,011,600 shares, representing 100% of voting shares present at the meeting; Against: 0 share; Abstain: 0 share)

(2) H Shareholders’ Class Meeting

The “Proposal regarding the general mandate authorizing the Board to repurchase H shares” was considered and approved by the way of poll at the meeting.

(Poll results: For: 503,042,882 shares, representing 99.92% of voting shares present at the meeting; Against: 415,409 shares, representing 0.08% of voting shares present at the meeting; Abstain: 0 share)

There were no shares entitling the holder to attend and abstain from voting in favor of any resolution pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the Shareholders’ Class Meetings; no shareholder was required under the Listing Rules to abstain from voting at the Shareholders’ Class Meetings.

Details of the resolutions were set out in the circular of the Company and notices of the Shareholders’ Class Meetings of the Company, each dated 28 March 2014, which were published on the websites of the Stock Exchange of Hong Kong Limited and the Company.

III. PRESENCE OF LAWYER

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed the Beijing office of King & Wood Mallesons (“KWM”) as the scrutineer inspecting the vote-taking at the Shareholders’ Class Meetings.

The Company appointed KWM to witness the relevant matters at the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. KWM appointed Tang Lizi and Zhang Yujiao to attend the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. KWM issued a legal opinion stating that, matters such as the procedures for convening and the holding of the A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the eligibilities of the shareholders or proxies in attendance and the polling procedures were in compliance with the requirements of the relevant laws, administrative regulations, the Rules for Shareholders Meetings and the Articles of Association; the eligibilities of the attendees and the convener of the Shareholders’ Class Meetings were valid and effective; the procedures and results of voting at the Shareholders’ Class Meetings were valid and effective; and the resolutions passed at the Shareholders’ Class Meetings were valid and effective.

IV. DOCUMENTS FOR INSPECTION

1 Resolutions of the 2014 first class meeting of the holders of A shares and the 2014 first class meeting of the holders of H shares, signed and confirmed by the directors, the supervisors, the scrutineer and the meeting recorder(s) attending the meetings; and

2 Legal Opinions issued by KWM in relation to the 2014 first class meeting of the holders of A shares and the 2014 first class meeting of the holders of H shares of the Company.

By order of the board of directors
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

14 May 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC